FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

NOTICE OF REDEMPTION

Dated 11 February 2026

US$1,000,000,000 4.000% Perpetual Subordinated Contingent Convertible Securities (Callable During Any 2026 Securities Optional Redemption Period)
(CUSIP No. 404280CP2; ISIN: US404280CP20)* (the 'Securities')

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.

To:       The Holders of the Securities

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of 1 August 2014 (as amended or supplemented from time to time, the 'Base Indenture'), between HSBC Holdings plc, as issuer (the 'Issuer'), The Bank of New York Mellon, London Branch, as trustee (the 'Trustee'), and HSBC Bank USA, National Association, as paying agent and registrar ('HSBC Bank USA'), as supplemented and amended by an eleventh supplemental indenture dated as of 9 March 2021 (the 'Eleventh Supplemental Indenture' and, together with the Base Indenture, the 'Indenture') among the Issuer, the Trustee and HSBC Bank USA as paying agent, registrar and calculation agent. Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the 'Optional Redemption').

Pursuant to Sections 11.02 and 11.04 of the Base Indenture and Section 2.11(a) of the Eleventh Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Optional Redemption:

●
The redemption date for the Securities shall be 9 March 2026 (the 'Redemption Date').

●
The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities (the 'Redemption Price'). Additionally, in accordance with the terms of the Indenture, as the Redemption Date is an Interest Payment Date, all accrued but unpaid interest (excluding any interest cancelled or deemed to have been cancelled as described in Sections 2.03 and 2.04 of the Eleventh Supplemental Indenture) from (and including) 9 September 2025 to (but excluding) the Redemption Date will also be payable to the holders of record of the Securities as of 22 February 2026, the Regular Record Date.

●
Subject to any conditions and/or the limited circumstances contained in the Eleventh Supplemental Indenture, on the Redemption Date, the Redemption Price shall become due and payable upon each such Security to be redeemed and interest thereon shall cease to accrue on or after such date.

●
Securities should be surrendered at the registered office of HSBC Bank USA at 66 Hudson Boulevard East, 545W9, New York, NY 10001, Attention: Issuer Services.

The Issuer has requested that the Securities be delisted from the Global Exchange Market of Euronext Dublin on the Redemption Date.

Questions relating to this Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

IMPORTANT TAX INFORMATION
EXISTING US FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO PENALTIES FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor enquiries to:
Greg Case +44 (0) 20 7992 3825 investorrelations@hsbc.com

Media enquiries to:
Press Office +44 (0) 20 7991 8096 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 February 2026